Exhibit 23.1


                        [ARTHUR ANDERSEN LLP LETTERHEAD]

                   Consent of Independent Public Accountants

Dear Sirs:

As independent public accountants, we hereby consent to the use of our report in and incorporation by reference in this registration statement of our report dated June 6, 1997 to the stockholders on the consolidated balance sheets of Smithfield Foods, Inc. as of April 27, 1997 and April 28, 1996, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended April 27, 1997 and to all references to our Firm included in this registration statement.

We also consent to the inclusion in this registration statement of our report dated February 17, 1998, to the stockholders on the balance sheet of Smithfield Canada Limited.

Richmond, Virginia                                     /s/ Arthur Andersen LLP
April 14, 1998